Mail Stop 3561

								September 27, 2005

 BY U.S. Mail and Facsimile [ (972) 732 - 6440 ]

 Mr. Willard G. McAndrew, III
   Chairman of the Board and Chief Executive Officer
 ENERGY & ENGINE TECHNOLOGY CORPORATION
 5308 West Plano Parkway
 Plano, Texas  75093

 	Re:	Energy & Engine Technology Corporation
 		Form 10-KSB for Fiscal Year Ended December 31, 2004
 		Filed April 15, 2005
 		File No. 0-32129

Dear Mr. McAndrew:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB (Fiscal Year Ended December 31, 2004)

Management`s Discussion and Analysis

Overview, page 14

1. You state on page 15 that you believe you can sell 1000 units in the next twelve months, which would yield $5 million sales. If you elect to disclose estimates or projections of this nature, you should also disclose the significant assumptions of management used to prepare the projections. In this regard, the paragraphs that follow appear to indicate you may not be capable of producing or assembling
1000 units in fiscal 2005. Further, your interim results as of June
30, 2005 appear to support our concerns. Please provide supplemental support for your initial sales estimate and address the reasons for the significant variance in actual results from your projections. We may have further comments upon review of your response.

Financial Statements

Note 1. Revenue Recognition, page 36

2. You state that revenue is recognized upon delivery to the dealer or customer. We assume that you have no installation obligations and that your sales contracts do not contain any customer acceptance clauses. Please confirm or, if our assumption is not correct, explain how your revenue recognition policies are impacted by such obligations.

3. Supplementally and in future filings, please describe your return policies for both customers and dealers. In addition, please describe any product warranties you offer. Supplementally and in future filings, provide us with the disclosures required under paragraph 14 of FIN 45 or explain why these disclosure requirements are not considered to be applicable. In this regard, we note from page 5 that your air conditioners proved unreliable causing production to be put on hiatus in June of 2004. Please indicate whether these events and circumstances resulted in significant sales returns. If applicable, quantify any such returns by fiscal quarter and tell us how you accounted for them. Explain how you resolved them. That is, tell us whether you repaired or replaced all of the units. Please quantify any units for which cash was returned, in both number of units and in dollars.

4. Finally, as you have only recently begun commercial sales of the
AXP 1000, supplementally support your apparent assumption that you have the ability to make a reasonable estimate of future returns.
Refer to SFAS 48 when preparing your response. We may have further comments upon reviewing your responses.



Note 6. Convertible Debenture, page 43

5. We note that you disclose stated interest rates when you discuss your various notes payable and convertible debentures. As many of these obligations involve discounts, beneficial conversion features or other similar items, on an ongoing basis please also disclose actual or effective interest rates for each note or debenture. These disclosures should be presented here and in any related narrative discussions in Management`s Discussion and Analysis.

Note 14. Acquisition, page 48

6. You state that you purchased certain assets of BMZ from its owner,
Mr. Periera. You also hired Mr. Periera to manage the business arising from the purchased assets for a five year period. You acquired the assets for $500,000 cash, $500,000 common stock and an additional $1,000,000 contingent upon certain earn out criteria over a five year period. Contingent consideration in a business combination is subject to the disclosure requirements of FIN 45, pursuant to paragraph 7c of that interpretation. Accordingly, please provide the disclosures required under paragraph 13 of FIN 45, supplementally and in your filings.

7. Please indicate the reasons for the acquisition and describe the accounting treatment that will be followed for any contingent payments as required by paragraphs 51(b) and (f) of SFAS 141. In this regard, given the earn out provisions, the five year earn out period and the five year employment agreement with the former owner, it appears that these payments should be accounted for as compensation pursuant to the guidance in EITF 95-8. Please confirm our assumption. Alternatively, provide supplemental support for your proposed method of accounting. Any supplemental response should specifically address each of the individual factors or indicators set forth in the above referenced EITF. We may have further comments upon review of your response.

8. Please tell us more about the valuation of the common shares issued to Mr. Periera for the intellectual property. Explain how the number or dollar amount of the shares was stated and described in the written agreement. The acquisition of the intellectual property appears to be, in substance, a part of the business combination. Accordingly, please also explain whether and how your accounting complies with the guidance in EITF 99-12. Consider paragraph 8 of the EITF when framing your response. Your explanation should be detailed and specific.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief


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Willard G. McAndrew, III
Energy & Engine Technology Corporation
September 27, 2005
Page 4